                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended DECEMBER 31, 2001

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

        For the transition period from _______________ to ______________

        Commission File Number 1-7848 (Lazare Kaplan International Inc.)

            A. Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:

                        LAZARE KAPLAN INTERNATIONAL INC.
                     401(k) PLAN FOR SAVINGS AND INVESTMENTS


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        LAZARE KAPLAN INTERNATIONAL INC.
                                529 FIFTH AVENUE
                               NEW YORK, NY 10017

                        LAZARE KAPLAN INTERNATIONAL INC.

                             401(k) PLAN FOR SAVINGS
                                 AND INVESTMENTS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                TABLE OF CONTENTS



                                                                        Page
Report of Independent Auditors                                           3

Statements of Net Assets Available for Benefits                          4

Statements of Changes in Net Assets Available for Benefits               5

Notes to Financial Statements                                           6-9

Supplemental Schedule:
         Schedule H, Line 4 (i) Assets Held for Investment
         Purposes at end of Year December 31, 2001                       10

Signature                                                                11

                         REPORT OF INDEPENDENT AUDITORS

To the Trustees and Participants of
Lazare Kaplan International Inc.
401(k) Plan for Savings and Investments

We have audited the accompanying statements of net assets available for benefits of the Lazare Kaplan International Inc. 401(k) Plan for Savings and Investments (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our Responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                              Ernst & Young LLP

June 25, 2002
New York, New York

                        LAZARE KAPLAN INTERNATIONAL INC.
                     401(k) PLAN FOR SAVINGS AND INVESTMENTS
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                 December 31,
                                                              2001           2000
                                                           ----------     ----------
Assets
Investments, at fair value:
Mutual funds
         Fidelity U.S. Government Reserves *               $  348,502     $  236,864
         Fidelity Ginnie Mae Portfolio *                      358,474        230,900
         Fidelity Equity Income Fund *                        831,003        884,690
         Fidelity Magellan Fund *                           1,037,440      1,259,348
         Fidelity Capital Appreciation Fund *                 761,324        926,247
         Fidelity Growth & Income Portfolio *                 486,903        456,246
         Fidelity Growth Company Fund *                       759,568      1,076,405
Lazare Kaplan International Inc. Common Stock                   4,380          3,282
Participant Loans (interest rates from 6.25% to 9.25%)        200,523        218,249
------------------------------------------------------     ----------     ----------
Total Investments                                           4,788,117      5,292,231

Receivables:
Participant contributions                                       1,085           --
------------------------------------------------------     ----------     ----------
Total Assets                                                4,789,202      5,292,231


Liabilities:
Amounts due to participants                                    27,734           --
------------------------------------------------------     ----------     ----------
Net assets available for benefits                          $4,761,468     $5,292,231
======================================================     ==========     ==========



         * represents 5% or more of the net assets available for benefits.

         See accompanying notes

                        LAZARE KAPLAN INTERNATIONAL INC.
                     401(k) PLAN FOR SAVINGS AND INVESTMENTS
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                             Year Ended December 31,
                                                              2001              2000
                                                           -----------      -----------
Additions:
Interest and dividend income                                   $87,403         $373,152
Participant Contributions                                      431,026          412,353
Loan interest payments                                          15,976           17,808
-------------------------------------------------------    -----------      -----------
Total additions                                                534,405          803,313

Deductions:
Net (depreciation) in fair value of investments               (599,798)        (698,126)
Benefits paid to participants                                 (465,370)        (151,822)
-------------------------------------------------------    -----------      -----------
Total deductions                                            (1,065,168)        (849,948)
-------------------------------------------------------    -----------      -----------

Net (decrease)                                                (530,763)         (46,635)

Net assets available for benefits at beginning of year       5,292,231        5,338,866
-------------------------------------------------------    -----------      -----------
Net assets available for benefits at end of year            $4,761,468       $5,292,231
=======================================================    ===========      ===========


         See accompanying notes

                        LAZARE KAPLAN INTERNATIONAL INC.

                             401(k) PLAN FOR SAVINGS
                                 AND INVESTMENTS

                          Notes to Financial Statements
                                December 31, 2001

1. DESCRIPTION OF THE PLAN

                  The Lazare Kaplan International Inc. 401(k) Plan for Savings and Investments (the "Plan") became effective January 1, 1990. The Plan is a defined contribution profit-sharing plan applicable to full-time employees who complete at least one year of service or were a full-time employee as of January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                  The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

                  Employees may elect to contribute, subject to defined limitations, a portion of their salary to the Plan, to be deducted from each paycheck under a deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code. Lazare Kaplan International Inc. (the "Company") intends to match contributions in an amount equal to 50% of every pretax dollar contributed up to the first six percent on the first $20,000 of compensation, as defined, providing the Company's pretax earnings for that fiscal year exceed $3,500,000. Matching contributions will be made at the end of each calendar year. The Company made no matching contributions for the plan years 2001 and 2000.

                  The Plan is funded from each payroll directly to Fidelity Investments (the "Custodian"). Each Plan participant's contribution with any employer's contribution, is invested in or among seven funds or the Company's stock at the sole discretion of the participant.

                  All employee contributions are fully vested when made. Employer contributions are earned at a rate of 33-1/3 percent after two years of service, 66-2/3 percent after three years and full vesting after four years of service. Service is based on date of hire. Forfeited balances of terminated participants' non-vested accounts are used to reduce Company contributions.

                  Employees may borrow up to fifty percent of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. Repayment of the loan, made through payroll deductions, must be made over a period not to exceed five years except for the purchase of a primary residence which can be for a period not to exceed twenty years. Interest is charged at 1 percent over the prime rate at the time the loan is requested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting.

                  Valuation of Investments - Investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans which are stated at their outstanding balances, which approximate fair value.

                  Except for the Company's common stock, the Plan's investments are pooled with other investments administered by the Custodian. The combined net investment income from other investments is allocated to each fund participant based upon his or her share of the total shares of the fund. Earnings are accrued daily and posted monthly by the Custodian.

                  Fees and Expenses - The administration fees and expenses of the Plan are paid by the Company and not charged to the Plan.

                  Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                  Reclassification - Prior year amounts have been reclassified to conform with the current years presentation.


3. INTERNAL REVENUE STATUS

                  The Plan has received a determination letter from the Internal Revenue Service dated July 12, 1994 stating that the plan is qualified under
Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust exempt.

4.       PLAN TERMINATION

                  It is the intention of the Company to continue the Plan indefinitely. However, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will be fully vested.

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

                  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2001 and 2000.


                                                                         December 31,
                                                                      2001            2000
                                                                   -----------     -----------
Net assets available for benefits per the financial statements      $4,761,468      $5,292,231
Contributions refundable                                                  --            (2,492)
Withdrawals payable                                                       --           (10,331)
--------------------------------------------------------------     -----------     -----------
Net assets available for benefits per Form 5500                     $4,761,468      $5,279,408
==============================================================     ===========     ===========



                 The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2001 and 2000:


                                                                           December 31,
                                                                        2001           2000
                                                                      ---------      ---------
Benefits paid to participants per the financial statements             $465,370       $151,822

Amounts allocated to withdrawn participants                                --           10,331
Amounts allocated to be distributed to participants                        --            2,492

Amounts allocated to withdrawn participants in prior year               (10,331)        (4,605)
Amounts allocated to be distributed to participants in prior year        (2,492)        (8,410)
-----------------------------------------------------------------     ---------      ---------
Benefits paid to participants per Form 5500                            $452,547       $151,630
=================================================================     =========      =========


6.              INVESTMENTS

         During the years ended December 31, 2001 and 2000, the Plan's investments (including investments purchased, sold, and held during the year) appreciated/(depreciated) in fair value as follows:


                                                                 Year Ended December 31,
                                                                 2001            2000
----------------------------------------------------------     ---------      ---------
Mutual funds
         Fidelity U.S. Government Reserves                     $     (29)     $    --
         Fidelity Ginnie Mae Portfolio                             3,040          7,650
         Fidelity Equity Income Fund                             (73,578)         1,496
         Fidelity Magellan Fund                                 (147,573)      (179,980)
         Fidelity Capital Appreciation Fund                      (56,153)      (283,922)
         Fidelity Growth & Income Portfolio                      (54,065)       (51,384)
         Fidelity Growth Company Fund                           (272,538)      (190,002)
Lazare Kaplan International Inc. Common Stock                      1,098         (1,984)
Participant Loans                                                   --             --
----------------------------------------------------------     ---------      ---------
                                                               $(599,798)     $(698,126)
                                                               =========      =========



7.              SUBSEQUENT EVENTS

         Effective January 2002, the Plan changed the family of funds to T.Rowe Price and increased the number of funds being offered from seven funds to eleven funds. In conjuction with this change the Plan changed the custodial relationship from Fidelity Investments to Circle Trust Company. The Plan is funded from each payroll directly to Circle Trust Company (the "Custodian"). Each Plan participant's contribution along with any employer's contribution, is invested in or among the eleven funds at the sole discretion of the participant.

         In addition, the Plan will no longer offer LKI stock as an option for employer matching contributions.

                                                                 EN # 13-6966063
                                                                       Plan #001


                        LAZARE KAPLAN INTERNATIONAL INC.
                     401(k) PLAN FOR SAVINGS AND INVESTMENTS

     Schedule H, Line (i) Assets Held for Investment Purposes at end of year
                                December 31, 2001


Description                                                            Fair Value
-----------------------------------------------------------------     ----------
         Fidelity U.S. Government Reserves                            $  348,502
         Fidelity Ginnie Mae Portfolio                                   358,474
         Fidelity Equity Income Fund                                     831,003
         Fidelity Magellan Fund                                        1,037,440
         Fidelity Capital Appreciation Fund                              761,324
         Fidelity Growth & Income Portfolio                              486,903
         Fidelity Growth Company Fund                                    759,568
Lazare Kaplan International Inc. Common Stock *                            4,380
Participant Loans (interest rates from 6.25% to 9.25%)                   200,523
-----------------------------------------------------------------     ----------
                                                                      $4,788,117
                                                                      ==========



         *  Indicates Party-in-Interest to the Plan.

                                   SIGNATURES

                       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                        LAZARE KAPLAN INTERNATIONAL INC.
                        401(k) PLAN FOR SAVINGS
                         AND INVESTMENT


                          By: /s/   Leon Tempelsman
                             ----------------------------
                                    Leon Tempelsman
                                    Trustee

Dated:  June 25, 2002



                                  EXHIBIT INDEX


Exhibit
---------------
23.1              Consent of Ernst & Young LLP
